

March 9, 2026

Corey A. Chambas
Chief Executive Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

  Re: First Business Financial Services, Inc.
    Registration Statement on Form S-3
    Filed March 03, 2026
    File No. 333-293975

Dear Corey A. Chambas:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Robert Arzonetti at 202-551-8819 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: C. J. Wauters